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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax
CONFIDENTIAL

August 10, 2020

Re:	Vitru Ltd Draft Registration Statement on Form F-1 Submitted June 3, 2020 CIK 0001805012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Robert Shapiro, Senior Staff Accountant Doug Jones, Senior Staff Accountant Jennifer Lopez, Staff Attorney Lilyanna Peyser, Special Counsel

Ladies and Gentlemen:

On behalf of our client, Vitru Ltd. (the “Company”) we are writing to inform the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) that the Company is confidentially submitting today the revised draft registration statement on Form F-1 (“Amendment No. 2”). On June 3, 2020, the Company had confidentially submitted a revised draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

The Company has revised the Draft Registration Statement to include (i) the unaudited interim consolidated financial statements of Treviso Empreendimentos, Participações e Comércio S.A. as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, (ii) the responses to the Staff’s comments in the Company’s letter dated June 29, 2020 and (iii) certain ordinary course updates.

Division of Corporation Finance U.S. Securities and Exchange Commission	2

We are also sending, under separate cover, a marked copy of Amendment No. 2 showing changes to the Draft Registration Statement.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com; or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Pedro Jorge Guterres Quintans Graça, Chief Executive Officer

Carlos Henrique Boquimpani de Freitas, Chief Financial Officer

Vitru Limited
Leandro Camilo, Partner

PricewaterhouseCoopers Auditores Independentes